Progressive Wealth Management Since 1990

Shareholder Rebuttal to Intel Corporation’s Opposition Statement Regarding a Political Contributions Cost-Benefit Analysis Report

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Intel Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Intel shareowners are encouraged to vote FOR resolution #6:

RESOLVED: Shareholders recommend that the Board of Directors report to shareholders (at reasonable expense, excluding confidential information) a cost-benefit analysis of the most recent election cycle’s political and electioneering contributions by Intel and IPAC, examining the effectiveness, benefits, and risks to shareholder value associated with those contributions.

Overview
So far in the 2017-2018 election cycle, the Intel political action committee (IPAC) has made over $700,000 of political contributions.1 In the opinion of the Proponent, some contributions were made to political candidates whose activities significantly contradict the Company’s stated policies, therefore risking shareholder value. As described below, industry experts recommend that corporations align political contributions with company values to safeguard shareholder value but, in the opinion of the Proponent, the Company failed to ensure that Company values and policies were reflected in its political contributions. Given the risks that may arise from being associated with political candidates, the Proponent feels that shareholders would be better served if they could understand the cost and benefits related to our Company’s and IPAC’s political contributions.

Independent sources recognize the risk of company political contributions which undermine company goals.
The Conference Board Handbook on Corporate Political Activity (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.” Based upon the Proponent’s research, many of IPAC’s contributions do not follow this guidance. Given this risk, the Proponent believes that shareholders need the requested cost-benefit report in order to identify the effectiveness, benefits, and risks to shareholder value associated with those contributions.

1 As of April 17, 2018

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

IPAC has financially supported politicians whose voting records directly contrast the company’s stated public policy priorities, and may undermine the company’s business model.
The Proponent acknowledges that it is impossible to be 100% aligned to company policy in political contributions, however it is the opinion of the Proponent that Intel does not recognize the brand risk of major incongruities. Intel’s values and commitments include diversity and inclusion, as well as being a leader in environmental sustainability, yet in our opinion IPAC’s contributions do not reflect these commitments.

Intel’s Political Accountability Guidelines describes the intentions and purpose of the Company’s and IPAC’s political giving as “support[ing] candidates with the goal of protecting and enhancing long-term stockholder value,” however the Proponent argues that IPAC’s political contributions may undermine the Company’s business model.  According to the Guidelines, Intel reviews “historical voting records and positions on key strategic business and policy issues for Intel.” The Proponent believes that key public policy issues should include candidates’ views and voting records on major public policy such as LGBT equality, women’s rights, and environmental sustainability – all issues Intel has publicly supported.

Intel has continually supported LGBT rights and our LGBT employees, including our IGLOBE employee resource group and Intel’s public statement that “Intel supports the Equality Act and the protections for LGBT Americans it outlines.” Despite this, IPAC has given financial support to politicians and organizations that the Proponent believes directly oppose these Company values and internal policies. For example, in 2017-2018 IPAC contributed to politicians such as Lamar Smith, Douglas Collins, Roger Wicker, and Devin Nunes (among others) who received a zero (0) score from the Human Rights Campaign (HRC) report on the 114th Congress.2  In the opinion of the Proponent, these candidates are not just voting against LGBT rights, but actively seek to diminish LGBT rights. For instance, Lamar Smith, who introduced a resolution condemning the court ruling that protected gay marriage, stated that “legalizing an alternative form of marriage dilutes a long-standing and widely accepted standard of marriage as a union between a man and woman. We should adhere to such standards rather than undertake a massive social experiment with perhaps unknown consequences.”3

IPAC also made contributions to Mitch McConnell who voted against the reauthorization of the Violence Against Women Act, voted in favor of banning equal marriage rights, and voted against adding “sexual orientation” to the definition of hate crimes in the Local Law Enforcement Enhancement Act of 2001.4

Additionally, Intel has a formal climate change policy which states that:

Intel Corporation believes that global climate change is a serious environmental, economic and social challenge that warrants an equally serious response by governments and the private sector . . . Addressing climate change requires leadership, both by individual governments and companies . . . Intel exercises leadership both in reducing its own footprint and in working with others to influence the development of sound public policies.5 [emphasis added]

2 https://assets2.hrc.org/files/assets/resources/114thCongressionalScorecard.pdf
3 https://www.politico.com/story/2010/08/conservatives-speak-out-on-prop-8-040889
4 http://www.ontheissues.org/Domestic/Mitch_McConnell_Civil_Rights.htm
5 https://www.intel.com/content/www/us/en/corporate-responsibility/environment-climate-change-policy-harper.html

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

However, IPAC contributed to politicians such as Rep. Ken Buck, who vociferously stated that "Sen. Inhofe was the first person to stand up and say this global warming is the greatest hoax that has been perpetrated. The evidence just keeps supporting his view, and more and more people's view, of what's going on.” Intel also contributed to Rep. Doug Lamborn (also from Colorado) who declared that "the federal government should not cripple our economy and burgeoning domestic energy industry with more onerous fees and regulations designed to curb the possibility of climate change hundreds of years in the future."6 Rep. Lamborn’s statement drastically contrasts what climate scientists have stated -- recent data suggest that “if current emissions trends continue … we could cross the 1.5°C threshold in 10 to 15 years, somewhere between the years 2025-2030.”7 The Proponent believes that views that indicate that climate change is not real or that it’s so far into the future as to be meaningless for actions taken today directly undermine the Company’s own stated policy positions and creates opportunities for risking risk to the Company.

The Proponent believes that contributions to these politicians and others that seek to hinder progressive climate change policies are directly conflicting Intel’s own Climate Change Policy, quoted above, which commits the company to influencing “the development of sound public policies” related to climate change.  In the opinion of the Proponent, contributions to such politicians undermine the company’s positive reputation from efforts on climate change by supporting politicians that seek to derail regulations that would slow climate change or enact legislation that would benefit polluters and companies that damage the environment.

Furthermore, our company’s own 10-K discloses climate change as a risk factor that may affect shareholder value:

Climate change may also pose regulatory and environmental risks . . . many of our operations are located in semi-arid regions that may become increasingly vulnerable to prolonged droughts due to climate change. Our fabrication facilities require significant water use and, while we recycle and reuse a portion of the water used, we may have difficulties obtaining sufficient water to fulfill our operational needs due the lack of available infrastructure.

The Proponent is concerned that Intel’s or IPAC’s contributions to politicians that sponsor legislation undermining global warming solutions, and the resulting reputational damage or physical impacts of global warming such as resultant natural disasters, are reasonably likely to harm shareholder value in the long term.

Disclosure alone may not protect shareholder value.
The Company indicates that it has earned a high score on the CPA-Zicklin Index for disclosure; however, the Proponent believes that disclosure is no replacement for the cost-benefit analysis requested by the Proposal. In fact, the Proponent believes that disclosure of political contributions increases the need for a cost-benefit analysis as requested by the Proposal.

Disclosure of PAC contributions is required by law; however, the Proponent believes that disclosure without broad analysis of the contributions may actually hinder shareholder value, should those contributions be contrary to company public policy stances, values, and policies. These consequences can be seen in Target Corp.’s 2010 contribution to Minnesota Forward, a contribution which was misaligned with the company’s pro-LGBT policies and ignited a public firestorm of criticism; as well as a more recent lawsuit against Aetna in which the company is accused of hiding millions of dollars of political contributions to conservative groups, including one fighting the Affordable Care Act.8

6 https://motherboard.vice.com/en_us/article/4xapbp/climate-deniers-congress-colorado
7 https://www.scientificamerican.com/article/earth-flirts-with-a-1-5-degree-celsius-global-warming-threshold1/
8 http://ctmirror.org/aetna-sued-over-disclosure-political-contributions/

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

There is a risk that critics will highlight incongruent contributions in public media, potentially leading to company embarrassment, litigation, harm to company brand, and ultimately risk to shareholder value. The Proponent feels that the most effective and efficient way of mitigating those risks lies in the requests of the Proposal -- thoughtful research of candidate stances versus company policies, values, and public policy stances, coupled with disclosure of the effectiveness, benefits, and risks to shareholder value of contributions.

In contrast to the Company’s statement that “Intel already provides significant disclosure regarding…oversight of political contributions,” the Proponent believes that current Company processes do not consider the integrated total of the long-term and short-term risks to company or shareholder value when considering contributions. The Proponent believes that association with politicians whose voting records and policymaking pursuits actively work to undo the actions our company takes increases risks to the Company and shareholder value, whereas association with political candidates with records that align with Company policies and values may offer benefits to shareholder value.

The Proposal does not seek to restrict the Company’s political contributions.
The Proposal does not seek to hamper or limit the political contributions of the Company, but rather seeks appropriate and reasonable oversight of the contributions that the corporation and its PAC provide in the form of cost-benefit analysis disclosure to shareholders.

The Proponent believes that a cost-benefit analysis as requested by the Proposal is not burdensome and would constitute additional analysis needed to safeguard shareholder value.
The Company describes its various disclosure mechanisms for political contributions, but the Proponent believes that these disclosures are notably missing any rationale from the Company that would give shareholders any indication of whether Company management has analyzed the potential for risk related to each contribution.

While the Company states that it “maintains a high degree of oversight, governance, and transparency,” the Proponent believes that Intel and IPAC’s contribution records show a worrisome pattern of contributions which indicate that Company management may not be evaluating potential recipients’ voting records in depth. For example, the Company also states that it “works…to advocate for policies that … protect resources”; however, given that IPAC contributed to at least 51 Members of Congress who have been identified as climate change deniers (as described in the Proposal), the Proponent is concerned that the Company has not examined how IPAC contribution recipients may be undermining the Company’s various goals and policies. Analysis as requested in the Proposal would illustrate to shareholders the level of diligence Management is exerting in vetting politicians for a broader set of issues that may affect shareholder value.

Conclusion:
Similar to its Political Accountability Guidelines, the Company’s Opposition Statement notes that it “assess[es] recipients’ overall voting records related to [the Company’s] key policy issues”; however, the Proponent contends that the Company appears to have excluded certain “key policy issues” that may be opening the Company and shareholders to risk. The Proponent believes risks may be associated with contributions to candidates who undermine the Company’s corporate citizenship policies or goals. The Proponent also believes that, contrary to Company claims, Intel’s existing procedures regarding political contributions are not sufficient. In the opinion of the Proponent, the Proposal’s request would strengthen the Company’s oversight and analysis procedures, and may safeguard shareholder value.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 7, 2018

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the filers of the Proposal.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM